November 23, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Laura Crotty

Re:

Delaying Amendment for Cincinnati Financial Corporation (the “Registrant”)

Registration Statement on Form S-3 (the “Registration Statement”) (File No. 333-178080)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement relating to the Registrant’s dividend reinvestment and direct stock purchase plan.  The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on November 21, 2011.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

No fees are required in connection with this filing.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Fairfield and the State of Ohio, on the 23rd day of November, 2011.

If you have any questions or comments, please do not hesitate to contact me at (513) 870-2288 or our outside counsel, Charles F. Hertlein, Jr. at (513) 977-8315.

Lisa A Love

/s/Lisa A. Love

By:  Lisa A. Love

Title:

Senior Vice President, General Counsel

and Corporate Secretary